Financial Highlights

<Table>
<Caption>

FISCAL YEAR ENDED SEPTEMBER 30,	2000	1999	1998
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS AND OTHER YEAR-END DATA)			
<S>	<C>	<C>	<C>
Operating Results			
Net sales	$597,385	$596,904	$490,476
Net earnings	46,976 *	30,829	21,592
Basic earnings per share	4.17 *	2.74	1.90
Diluted earnings per share	4.15 *	2.73	1.90
Cash dividends per share	.93	.93	.93
Year-end Financial Position			
Working capital	100,836	124,392	119,506
Total assets	533,723	550,664	563,435
Long-term debt	74,500	139,000	175,685
Shareholders' equity	275,624	241,992	220,102
Other Year-end Data			
Shareholders' equity per diluted share	$ 24.35	$ 21.43	$ 19.34
Worker members	3,302	3,791	3,994
Registered shareholder members	1,742	1,866	1,907

</Table>

*Net earnings includes a gain from the sale of business, net of tax, of $17,082
or $1.52 per basic share and $1.51 per diluted share for 2000. Without this
item, net earnings would have been $29,894 or $2.65 per basic share and $2.64
per diluted share for 2000.

1

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To All Shareholders

In fiscal 2000, we again achieved strong sales and earnings. As Woodward moves into this new century, we are building upon last year's excellent results, and we anticipate even better performance in the future.

The growth, balance, and stability from participating in both the industrial and aerospace industries strengthens Woodward's position in the marketplace. Our industrial business is firmly connected to power generation while our aircraft business with its large installed base provides a relatively predictable and strong cash flow.

Our accomplishments tell the story

In June, we announced a five-year, $500 million sales agreement with GE Power Systems, the largest, single contract in the history of Woodward. We are supplying fuel and combustion systems and components for GE's family of industrial gas turbines for the power generation, oil and gas processing, and marine markets.

In addition, Woodward recently finalized other new, long-term agreements with major industrial OEMs (original equipment manufacturers), which total over $100 million in incremental business over the next four years. When we are able to do so, we will announce these agreements. Furthermore, we are well positioned to win other long-term agreements because of our breadth of energy control technologies.

We moved forward with our strategy to expand our gas turbine OEM product offerings for the global power generation market. In early fiscal 2001, we finalized an alliance with Edward King AG in Switzerland, which positions Woodward as the only supplier that can provide gas turbine OEMs with integrated fuel systems from concept through field installation. We are excited about the response from our customers and have already secured contracts for more than $11 million.

In the area of gas engines, we made significant progress on our core fuel and combustion control strategy by adding ignition systems to our current product offerings and completing a licensing agreement for advanced ignition technology. Woodward achieved these goals in early fiscal 2001 by acquiring Hoeflich Controls and entering into a licensing agreement with Adrenaline Research. With our new product offerings, we now have a full complement of technologies to provide complete integrated systems for natural gas engines.

Investing in our future

In fiscal 2000, Woodward invested nearly $30 million in new product development for aircraft and industrial products. We are committed to these efforts and will continue to introduce targeted products into our markets. In the industrial arena, this investment has translated into more than 30 new and derivative products over the past 18 months. And, our development efforts in aerospace have resulted in several contract awards for new programs. The market sections that follow highlight many of our successes.

Our customers recognize our efforts

In fiscal 2000, we received the Supplier Excellence Award from GE Aircraft Engines (GEAE), our largest Aircraft customer. GEAE measures its suppliers on four elements of performance: price, delivery, quality, and customer initiatives. Good supplier excellence scores open the door for us to compete for new GEAE engine programs.

Also, Caterpillar, a key Industrial Controls customer, recertified us as a supplier for the

<Page>

eighth consecutive year. As a certified supplier, Woodward is a preferred
supplier when new contracts are released.

Recognition by these leading companies demonstrates our ability to perform to
their high standards. It also validates that establishing a Six Sigma culture
has enhanced our ability to meet our customers' high expectations of quality,
delivery, and cost.

The industrial market outlook

The markets we serve--power generation, transportation, and process
industries--are all strong; however, power generation is experiencing the
greatest amount of growth as the demand for reliable electricity exceeds the
supply. The world's escalating power needs will be met in various ways--from
central power plants that use large gas turbines to distributed power generation
that uses small gas turbines, natural gas engines, diesel engines,
microturbines, and fuel cells. In addition to the rapid growth of power
generation, the demand for high-efficiency, clean-burning, low-emission engines
continues to escalate. Our energy control technologies give us a strong
advantage to provide our customers with systems solutions.

The aerospace market outlook

Current deliveries of aircraft are relatively flat, yet the long-term growth of
revenue passenger miles is forecasted to increase at roughly 5 percent a year.
We are well positioned in the fast-growing regional and business jet segments.
This market has been experiencing significant growth, especially in North
America. Also, the military aircraft market is showing signs of recovery and is
expected to grow over the next several years. With our large installed base of
equipment on commercial aircraft, we are focusing on opportunities to expand our
 service offerings to grow this higher-margin segment of our business.

Strengthening our performance

We continually improve our organization by aggressively managing our operations
to increase quality, raise efficiency, lower costs, and enhance our ability to
bring solutions to our OEM customers. In fiscal 2000, we:

o   Created a single, streamlined approach to marketing, sales, and business
    development in both our business segments which helped us focus our
    operations globally.

o   Divested our turbine control retrofit business to concentrate fully on
    becoming the leading supplier of control systems for industrial engine and
    turbine OEMs. By divesting this business, we strengthened our position with
    our OEM customers.

o   Transferred our industrial fuel nozzle operations to Industrial Controls and
    consolidated our small industrial engine business into the same business
    segment.

Our goal is to offer complete, integrated fuel delivery and control systems and
components for industrial and aircraft engines and turbines. This systems
approach will help enable OEMs to reduce their supplier base, improve engine
efficiency, and reduce emissions.

The power of e-Business

All our major locations worldwide use the same core business systems, so we can
rapidly respond to changing business needs. The Internet, a powerful tool, is
helping Woodward improve our performance as it links us closer to our customers
and suppliers. We have developed an e-Business strategy for fiscal 2001 with
high-priority initiatives focused on the supply chain. The strategy will help us
continue achieving

<Page>

business improvements such as quality, delivery, and cost. We
have already seen good results by using Internet technology to improve supplier
management and will extend this success to customer support and service areas
for key OEM and aftermarket customers.

Financial performance

Our net earnings rose 52 percent in fiscal 2000 to $47.0 million or $4.15 per
diluted share, from $30.8 million or $2.73 per diluted share in fiscal 1999.
Results for this year included a gain on the sale of our turbine control
retrofit business of $1.51 per diluted share. Without this gain, earnings for
fiscal 2000 would have been $2.64 per diluted share.

Our results in fiscal 2000 also included costs associated with the sale that
were not reflected in the gain, costs associated with reductions in our
workforce, and certain other costs not indicative of normal operations which
totaled $0.59 per diluted share. Our results in fiscal 1999 included
restructuring expense and gains on the sale of real estate that netted to a
reduction of $0.27 per diluted share.

We are positioned to grow

As we look toward our future, we are excited about our prospects. We think the
potential for growth is strong--both organically and through acquisitions. We
anticipate organic growth based on the products we have in the markets today,
our new product introductions, and the strength of the markets. Our goal is to
be the preferred systems supplier to the top three to four OEMs in each market
segment we serve.

Next year, without considering acquisitions, we expect our core business sales
to increase at least 7 percent, driven primarily by the rapid growth in the
power generation business. At the same time, we expect earnings not including
any one time gains or expenses to grow in the 10 to 15 percent range. The
greater rate of earnings growth is due to expected margin improvements as a
result of increasing operating efficiencies and continuing benefits from our Six
Sigma efforts.

In closing, I want to emphasize that if it weren't for the people at Woodward,
we wouldn't be where we are today nor could we reach our future goals. I'd like
to thank our Board of Directors for their guidance as we strive to create value
for our shareholders. I especially want to express my appreciation and gratitude
to Carl J. Dargene for all his efforts during the past ten years. Carl retired
from our board on September 30, 2000. Also, I'd like to welcome our newest board
member Michael H. Joyce, president and chief operating officer at Twin Disc,
Inc. in Racine, Wisconsin.

I know our management team and members have the energy, enthusiasm, and skills
necessary to make the most of our opportunities in the months and years ahead.
I'm certain our performance will ensure that we deliver an attractive return on
investment.

I'm proud to say that our technologies, fuel systems strategies, and members are
unsurpassed in the industry. And, I believe the best is yet to come.

John A. Halbrook
Chairman of the Board
and Chief Executive Officer

December 4, 2000

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Our Customers Dominate Growing Global Markets

<Table>

Power Generation	Aerospace	Transportation	Process Industries
o Power Plants	Commercial	Marine Propulsion	Oil and Gas
o Distributed Power	Military	Locomotive	Petro Chemical
o Back-Up Power	Aftermarket Services and Support	Off-Highway Equipment	Paper
		Alternative Fuel Trucks and Buses	Sugar
Our customers include:	Our customers include:	Our customers include:	Our customers include:
Alstom	GE Aircraft Engines	Caterpillar	Dresser-Rand
Caterpillar	Honeywell	Caterpillar Motoren	Ebara
Emerson Electric	Pratt & Whitney	Cummins	GE Power Systems
GE Power Systems	Pratt & Whitney Canada	General Motors EMD	Mitsubishi
Kawasaki	Rolls-Royce	GE Transportation Systems	Rolls-Royce
Siemens-Westinghouse	Rolls-Royce Deutschland	MAN	
	U.S. Government	Wartsila	
	Williams International		
	Major airlines worldwide		

</Table>

In all these markets, Woodward technologies ensure our customers' engines, turbines, and other power equipment are dependable, efficient, and clean burning.

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[GRAPHIC OMITTED]

<Page>

<PAGE>

No One In The World Can Match Woodward's Energy Control Technologies

Providing advanced energy control systems

The competitive stakes are high as our engine and turbine OEM (original
equipment manufacturer) customers strive to make their products cleaner, more
reliable, and more efficient. Our customers' goals are to decrease their product
development cycle times, lower costs, and manage a consolidated base of
suppliers that provide total system solutions.

Woodward is there with our energy control technologies. Our technologies are
based on a distinctive blend of advanced electronics design, software
algorithms, and mechanical components that work as an integrated energy control
system to ensure maximum efficiency and reliability.

With this broad range of technology available from Woodward, OEMs can rely on us
as the single supplier for their energy control systems. Woodward's technology
reduces their technical risks, gets their product to market quicker, and
provides the economies of scale from working with just one supplier that can
fulfill their needs from concept to integration to field support.

Woodward's capability to deliver unique, integrated energy control technology
solutions makes us a worldwide leader in our field. As our OEM customers grow to
meet the world's need for increasingly efficient engines, turbines, and power
equipment--Woodward will grow right along with them.

Woodward offers a wide variety of innovative solutions for our customers' power
equipment systems.

7

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Power Generation

Worldwide, electricity is the most rapidly growing form of energy consumption.
As interest in coal and nuclear power declines, opportunities open up for
Woodward's OEM (original equipment manufacturer) customers to provide clean,
efficient, and reliable engines, gas turbines, fuel cells, and microturbines to
generate electricity.

With our energy control technologies, Woodward is aligned with the power
generation market and the OEMs that serve it. Our wide range of systems and
components help improve fuel efficiency, reduce emissions, and enhance cost
effectiveness of engines and turbines.

Although power shortages certainly have an adverse affect on residential
consumers, the primary forces driving the power generation market are the
industrial and commercial economies. For instance:

o   Deregulation of the electricity generation and distribution markets and
    constraints on building large central power plants and transmission lines
    has created a need for new distributed power technologies to place smaller,
    cleaner power generation units closer to the load.

o   The digital economy is requiring more power with higher quality and
    reliability. Power delivery systems, which support computers, cell phones,
    pagers, satellite televisions, and wireless web browsers are greatly
    strained.

o   The growing global industrial infrastructure is escalating the demand for
    power at an unprece-dented rate. Key factors are rapid economic growth,
    greater industrialization, and more homes being added to the grid.

8

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As power needs increase, environmental concerns intensify. The competition to meet future power generation requirements will be won by companies with clean, efficient, and cost-effective solutions.

Woodward's focus is to provide core fuel and combustion control solutions that help engines and turbines run cleaner and more efficiently. To optimize performance, Woodward offers an array of digital controls that network with the on-engine hardware and information technology systems. This provides our OEM customers with comprehensive, well-integrated, reliable, and cost-effective answers.

For the hundreds of thousands of small engine generators produced each year, Woodward offers a broad range of fuel and air controls based on our LCS integrated speed control and actuator. In its base form, the LCS is a compact, self-contained device that precisely controls the fuel flow in diesel engines.

To adapt this technology for the 30,000 small industrial gas engines produced worldwide each year, Woodward expanded the LCS range with the LCS ITB throttle body/speed control and LC-50 integrated fuel mixer, throttle body, and speed control. These new products position us to compete very aggressively in a market that has grown at a 29 percent annual rate since 1995.

Enhancing our total system offering of core fuel and combustion control products for gas turbines, Woodward introduced the following products: 1) SonicFlo(TM) gas fuel control and stop valves, 2) liquid fuel control and stop valves, 3) all-electric bleed valve for compressor bypass air, 4) fuel flow divider valve, 5) an expanded range of fuel nozzles and an integrated fuel nozzle, and 6) combustion header assemblies.

Also new to Woodward's system control product line is the EGCP-2 engine generator control. Introduced late in the fiscal year, the EGCP-2 is rapidly becoming the control of choice for generator set and switchgear manufacturers worldwide. Global acceptance of the EGCP-2 has been outstanding, with immediate orders and shipments delivered to Europe, Japan, India, Brazil, Australia, and the United States.

The control works together with a wide range of speed controls and automatic voltage regulators to create a complete generator control and engine management package, which provides a low-cost, integrated control for the distributed generation marketplace.

We introduced another new product in fiscal 2000, the 2301D digital load share and speed control. It is an updated version of Woodward's successful, well-established analog product. The digital control offers OEMs greater functionality for small industrial generators driven by gas or diesel engines.

In fiscal 2000, we installed our AtlasPC(TM) control system in its first field operation. The AtlasPC, with its embedded-PC technology, enables Woodward to compete in markets currently dominated by programmable logic controls. The core fuel and package control was installed on a multi-million dollar GE gas turbine generator at a cogeneration facility.

Another key accomplishment in fiscal 2000 was our signing of the biggest, single contract in Woodward's history. In a five-year, $500 million sales agreement with GE Power Systems, we agreed to supply fuel and combustion systems and components for GE's family of industrial gas turbines. This is significant because major manufacturers of gas turbines are sold out in North American markets for delivery before 2003.

Woodward earned GE's business by developing a strong relationship, by concentrating on our core fuel and combustion control strategy, by delivering innovative products, and by focusing on Six Sigma to meet GE's stringent cost, quality, and delivery targets.

As we develop new products for the power generation market, we continue to look for ways to solve our OEMs' issues, so we can offer systems capabilities that are not currently available anywhere else in the marketplace.

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Aerospace

The business and commercial aircraft segments, including regional, narrow- and
wide-body aircraft are strong and growing. For example:

o   Productivity and convenience are driving unprecedented growth in the
    business jet and rotorcraft markets.

o   Efficiency and passenger comfort are propelling the trend toward regional
    jets.

o   Industry experts agree that commercial passenger miles will continue to
    increase substantially over the next 15-20 years.

In addition, military spending is increasing for new aircraft and for upgrades
on existing aircraft.

To meet the needs of the growing business and regional aircraft markets,
Woodward provides:

o   An integrated suite of critical components for the Rolls-Royce BR710 engines
    for the Gulfstream V and Global Express business jets.

o   Integrated fuel control/pump units for the Williams International FJ44-1,
    FJ44-2, and FJ33-1 engines for Cessna and Raytheon business jets.

o   Fuel controls and nozzles for the GE CF34-3 and CF34-8 engines used to power
    Canadair, Fairchild Dornier, and Embraer regional jets.

o   Fuel metering units for the GE CF34-10 engines for the Embraer ERJ-190 and
    Fairchild Dornier 928JET regional jets.

Woodward successfully secured a contract with GE for fuel metering units on
their new GE90-115 engine. Boeing will use the engine exclusively on their
extended-range 777 wide body aircraft. In the future, airlines may choose to
maintain engine commonality, increasing GE's market share and benefiting
Woodward.

Also, on the latest narrow- and wide-body aircraft we won contracts to supply:

o   Pratt & Whitney with fuel nozzles for their new PW6000 engine for the Airbus
    A318.

o   The fuel return valve for the GE CFM56-5 engine, which is used for the
    Airbus A318/319/320/321 and A340 jets.

In addition, our installed base of equipment is growing, resulting in further
aftermarket opportunities for Woodward. The increasingly competitive aftermarket
requires long-term customer contracts and new approaches to the market. This
year, we signed a three-year contract with Snecma Services of France to repair
and overhaul components on their CFM56-3, CFM56-5, and CFM56-7 engines. The
CFM56 engine is the highest production volume, large gas turbine engine used
today. We also signed a ten-year repair services contract with American Airlines
and reintroduced our CFM56-3 and CFM56-5 fuel nozzles into the aftermarket.

After completing its first full year of operation, AESYS, our joint venture with
BAE SYSTEMS Controls, Inc. was profitable. AESYS complements our engine fuel
delivery systems strategy, which enables Woodward to meet our customers' needs
with complete system solutions. The AESYS team repairs and overhauls engine fuel
accessories for the military and commercial aerospace markets. While primarily
servicing TF39 engines for the Galaxy C5A military cargo aircraft, the team
anticipates expanding its services to repair the controls and accessories of
other engine types.

We are committed to expanding our product and service offerings to meet customer
requirements for integrated component suites and systems, reduced costs, and
improved reliability.

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Transportation

A robust transportation network is vital to the growth of a global economy. To
move goods rapidly around the world, we need reliable fleets of ships, trains,
and trucks powered by efficient, clean-burning engines.

To help our OEM (original equipment manufacturer) customers provide the
cleanest, most fuel-efficient engines possible, Woodward offers an extensive
range of innovative energy control technologies.

For compressed natural gas engines (CNG)--prevalent in alternative fueled
vehicle fleets worldwide--Woodward introduced the OH1.2 control system. Digital
electronics embedded with Woodward's most advanced closed-loop control algorithm
are matched to a full suite of precision sensors, actuators, and fuel metering
valves.

In addition to lowering emissions, the OH1.2 control system provides excellent
fuel economy and offers "diesel-like" driveability. Superior performance in all
three areas is unique. In the past, engine manufacturers have had to sacrifice
one feature for the other. In just the last few months, Woodward has received
orders worth $12 million from two OEMs in Korea for the OH1.2 system, which will
be installed on CNG bus engines.

In mobile equipment markets, Woodward's new LC-50 integrated fuel mixer,
throttle body, and speed control has helped our customers be more successful by
increasing the effective power output, improving the fuel efficiency, and
reducing emissions from their engines.

In fiscal 2000, Woodward played a critical part in the successful start-up of
the world's first gas turbine powered cruise ship--the Celebrity Cruises
MILLENNIUM. As part of the propulsion packages, we supplied the NetCon(R)
digital control system and DSLC(TM) digital synchronizer/load controls for the
ship's turbine generator sets. Our highly sophisticated controls address the
marine market's need for greater performance, improved operating speeds, and
lower emissions.

Also entering full production this year was a new Woodward diesel fuel injection
system developed specifically for the Caterpillar Motoren diesel engine.
Designed for high operational reliability, low fuel costs, and ease of
maintenance, the M 43 heavy-fuel diesel engine propels fishing vessels, chemical
tankers, container ships, and ferries.

As the need to efficiently move goods around the world increases, Woodward will
be there with innovative energy control technology solutions for leading OEMs.
Our reliable, efficient, and cost-effective systems will consistently play a
vital role in the transportation market.

11

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Process Industries

Together, oil and natural gas fuels comprise over 60 percent of the world's
energy use. However, as the drive to reduce global emissions escalates and we
decrease our reliance on coal and nuclear fuels, natural gas use is expected to
double between now and 2020.

Industrial engines and turbines of every shape and size span the entire process
industries supply chain--exploration, production, transportation, and
consumption. The equipment ranges from 10 horsepower pumps and compressors to
300,000 horsepower turbine compressors and electric power generation units.

Woodward's energy control technologies play a key role in helping OEMs (original
equipment manufacturers) produce cleaner more efficient engines and gas
turbines.

In fiscal 2000, Woodward and Enginuity Technologies announced an alliance to
serve the natural gas industry. Enginuity introduced the HPFi(TM) (high-pressure
fuel injection) technology for the gas pipeline industry--a first in advanced
combustion control technology for direct-injected, natural gas-fired engines.

With this technology integrated into a total combustion retrofit package, the
large and aging installed base of engines in the gas pipeline industry can be
upgraded to meet strict emissions standards, while improving reliability and
fuel efficiency to levels demanded by the competitive marketplace.

The Woodward HPIV (high-pressure injection valve) and In-Pulse+(TM) controls and
software are core to the Enginuity system. Enginuity integrates our components
into a complete HPFi system, supplies other combustion upgrades, markets the
product, and services it in the field.

For steam turbines in the pulp, paper, sugar, and petrochemical industries,
Woodward's 505, Peak 150, and TG governors are the model for the industry. These
products continue to set the standard for reliability, performance, and value.

In the petrochemical industry, it is critical for the machines to run at peak
performance. Every minute lost in downtime can mean thousands of dollars of lost
revenue. In these applications, Woodward has met our customers' demanding
requirements with MicroNet(TM) TMR (triple modular redundant) control systems.
Often used to control complex steam turbine driven, multi-stage compressors in
ethylene plants, the MicroNet TMR provides the ultimate in fault tolerance,
dependability, and performance.

Engine and turbine efficiency, dependability, and cost will continue to set
industry benchmarks worldwide. And, Woodward will keep providing energy control
technologies to bring our customers' systems solutions for their power
equipment.

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                              FINANCIAL SECTION
                          WOODWARD GOVERNOR COMPANY
```

Contents

13

<Page>

Management Discussion and Analysis

We prepared the following discussion and analysis to help you better understand
our results of operations and financial condition. This discussion should be
read with the consolidated financial statements, including the notes, and the
cautionary statement on page 35.

Results of Operations

Our results of operations are discussed and analyzed by reportable segment. We
have two reportable segments--Industrial Controls and Aircraft Engine Systems.
Industrial Controls provides energy control systems and components primarily to
OEMs (original equipment manufacturers) of industrial engines and turbines.
Aircraft Engine Systems provides energy control systems and components primarily
to OEMs of aircraft engines. Portions of Industrial Controls, related to the
manufacture and sale of fuel injection nozzles for industrial markets, control
systems and related services for industrial users in retrofit situations, and
products for small industrial engine markets, were previously reported as
Aircraft Engine Systems or other operations. Prior-year amounts in the financial
information that follows have been restated to be consistent with the current
composition of our segments.

     The segment earnings reported for these segments in the discussion and
analysis do not reflect restructuring expense, gain on sale of business, or
allocations of corporate expenses, and are before interest, income taxes, and
equity in loss of unconsolidated affiliate. These other items are separately
discussed and analyzed.

Industrial Controls

<Table>
<Caption>

IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,   2000   1999   1998

<S>   <C>   <C>   <C>
External net sales $330,962 $310,038 $262,443
Segment earnings   41,258   35,959   22,077

</Table>

2000 Compared to 1999
==

External net sales of Industrial Controls increased 7% in 2000 over 1999.
Increases in sales volumes more than offset the impact of the sale of our
turbine control retrofit business, lower average selling prices, and negative
foreign currency translation effects. Our volume increase was related to strong
demand in the power generation markets, primarily benefiting our domestic
locations. In total, our domestic locations accounted for approximately 62% of
our 2000 sales. The sale of our turbine control retrofit business four months
prior to our fiscal year-end reduced our sales by an undetermined amount,
although we believe this business had annual sales approaching $50 million.
Prices averaged about 2% lower, and the strengthening of the dollar against most
foreign currencies reduced our sales by an additional 2%.

     We expect the strong demand in the power generation markets to continue,
particularly in the United States and in Europe, where our OEM customers have
been expanding their production lines. We are also beginning to see increased
demand for equipment related to oil and gas markets, triggered by rising fuel
prices, and in transportation markets. We intend to gain market share by
offering customers high quality products and competitive prices, as well as by
introducing innovative new products.

     In the first quarter, 2001, we finalized an alliance to strengthen our
integrated fuel systems product offerings. In the same quarter, we completed an
acquisition and entered into a licensing agreement to add ignition systems and
technologies to our product offerings.

14

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In the third quarter, 2000, we signed a five-year $500 million contract to supply fuel and combustion control systems and components for a customer's family of industrial gas turbines for the power generation, oil and gas processing, and marine markets. While it is difficult to quantify, we believe about two-thirds of the sales under this contract will represent new business relative to today's sales volumes and we will see a significant portion of the sales increase begin in 2001. Also, we recently finalized other long-term agreements with major industrial companies that total over $100 million in incremental business over the next four years.

Segment earnings increased 15% in 2000 over 1999. Segment earnings were impacted by expenses we associated with the decision to sell our turbine control retrofit business of approximately $4.2 million in 2000. These associated expenses primarily involved foreign locations where we decided to relocate certain ongoing business activities. Without these expenses, our segment earnings would have been $45.5 million in 2000, an increase of 27% over 1999. Using 1999's segment earnings as a percent of net sales, our increase in sales accounts for 7% of the increase. The remaining difference is primarily related to the following:

o Selling, general, and administrative expenses decreased. Our selling, general, and administrative activities are relatively independent of changes in sales volumes, and expenses associated with our turbine control retrofit business were not incurred in the last four months of 2000 following our sale of that business. In addition, we benefited from the full-year impact of improvements made during our restructuring in the second quarter of 1999. These expense reductions were offset somewhat by a provision for a company's uncollectible receivables of $0.9 million in 2000.

o Certain land located in The Netherlands was sold in 1999, which resulted in a gain of $1.9 million.

1999 Compared to 1998

External net sales of Industrial Controls increased 18% in 1999 from 1998. This increase was primarily due to the June 1998 acquisition of Woodward FST. Sales of Woodward FST industrial nozzles were more than double the full year pro forma 1998 levels, driven by strong demand in power generation markets. Exclusive of Woodward FST, sales of Industrial Controls increased 6% due to greater sales of turbine control retrofits and products aimed at the small industrial engine markets. Increases in these areas more than offset decreases of other engine control systems and components, which we attributed to softness in Asian markets and in the oil and gas sectors in 1999. Turbine control retrofit sales benefited from both higher volumes and price increases. Sales of products for small industrial engine control markets benefited from the sale of new products in 1999, as well as the inclusion of twelve months of sales from Baker Electrical Products, Inc., in 1999 compared to five months in 1998. We acquired Baker in May 1998. Sales from our foreign locations, accounting for 45% of our 1999 sales, remained relatively flat, benefiting somewhat from favorable foreign currency translation adjustments.

Segment earnings of Industrial Controls increased 63% in 1999 over 1998. Using 1998's segment earnings as a percent of net sales, our increase in sales accounts for 18% of the increase. The remaining difference is primarily related to the following:

o Cost of goods sold and selling, general, and administrative expenses were reduced at our largest domestic locations by approximately 10% for 1999 as compared to 1998. This reduction was the result of our second quarter 1999 restructuring and other cost control actions.

o Cost reductions were offset somewhat by increased costs at our foreign locations and continued investments in developing new products for small industrial engines at a high level relative to current sales.

o Depreciation methods for newly-acquired assets were changed in 1999 from principally accelerated methods to the straight-line method. This change reduced our 1999 cost of goods sold and selling, general, and administrative expenses by a total of $0.7 million.

o Certain land located in The Netherlands was sold in 1999, which resulted in a gain of $1.9 million.

o Expenses were incurred in 1998 related to the consolidation and integration of operations at one of our foreign locations.

o Foreign currency transaction gains in Japan improved segment earnings by approximately $0.8 million for 1999 as compared to 1998.

15

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<Table>
<Caption>
Aircraft Engine Systems

IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,   2000   1999   1998

<S>   <C>   <C>   <C>
External net sales $266,423 $286,866 $228,033
Segment earnings   38,150   54,260   38,805

</Table>

2000 Compared to 1999
==

External net sales of Aircraft Engine Systems decreased 7% in 2000 from 1999.
This decrease was due about equally to both lower volume and lower average
selling prices. Most of our reduced volumes were in sales related to aftermarket
revenues. We believe the decrease in aftermarket revenues may be caused by
broader industry trends, including the lengthening of time between our
customers' discretionary repair and overhaul activities, increasing competition
from OEMs that have expanded their own aftermarket service offerings, and
increasing reliability of our components. We estimate that about 58% of our
sales resulted from sales to OEMs and 42% from the aftermarket.

     We expect sales to remain relatively flat, with perhaps some modest growth,
over the next several quarters as a result of relatively stable market
conditions. However, we are well positioned in the regional and business jet
portions of the market, which are growing at a faster pace than the market
generally. Also, the military aircraft market is showing signs of recovery and
is expected to grow over the next several years. Long-term, we are aware of
forecasts that show revenue passenger miles growing five percent a year. Our
efforts to increase sales in the aerospace market are focused on our product
improvement programs, maintaining high levels of satisfaction from our customers
to provide us with opportunities currently sourced elsewhere, and implementing
new aftermarket strategies.

     Segment earnings decreased 30% in 2000 from 1999. Segment earnings were
impacted by early retirement and termination benefits totaling $5.1 million in
2000. These benefits were offered as part of a workforce management program to
align staffing levels with expected demand. Without the expenses related to
these benefits, segment earnings would have been $43.2 million in 2000, a
decrease of 20% from 1999. Using 1999's segment earnings as a percent of net
sales, our decrease in sales accounts for 7% of the decrease. The remaining
difference is primarily related to the following:

o Cost of goods sold increased as a percent of sales. Our cost of goods sold
   was relatively high in the first half of 2000. Near the end of the second
   quarter, we implemented our workforce management program to align staffing
   levels with expected demand. Our cost of goods sold in the last half of 2000,
   as a percent of sales, is relatively close to the comparable percent in 1999.

o Selling, general, and administrative expenses did not decrease proportionally
   with sales. Our selling, general, and administrative activities are
   relatively independent of changes in sales volumes.

o Offsetting the items above, in 2000, we had increased earnings resulting from
   our AESYS joint venture with BAE SYSTEMS Controls, a $0.9 million reduction
   in acquisition-related accruals, and $0.9 million in insurance proceeds in
   settlement of certain matters from previous years.

1999 Compared to 1998

External net sales of Aircraft Engine Systems increased 26% in 1999 over 1998.
Most of this increase was due to the June 1998 acquisition of Fuel Systems
Textron, Inc., which we subsequently named Woodward FST, Inc. Woodward FST
designs and manufactures fuel injection nozzles, spray manifolds, and fuel
metering and distribution valves for gas turbine engines in both aircraft and
industrial markets. (Woodward FST sales into industrial markets are included
with Industrial Controls.) Exclusive of Woodward FST, sales of Aircraft Engine
Systems increased 3% in 1999. Sales from our domestic locations other than
Woodward FST increased 2%, related to both price and volume changes. Our foreign
locations generated sales increases of 38%, primarily related to increased
volume. We believe the increase overseas was due to the positive impact of the
1998 consolidation of our European overhaul and service centers to a location in
Prestwick, Scotland. We estimated that about 60% of our sales were to OEMs and
40% to the aftermarket.

     Segment earnings of Aircraft Engine Systems increased 40% in 1999 over
1998. Using 1998's segment earnings as a percent of net sales, our increase in
sales accounts for 26% of the increase. The remaining difference is primarily
related to the following:

<Page>

o Selling, general, and administrative expenses decreased 8% in the United
   States and 35% overseas. Our selling, general, and administrative activities
   are relatively independent of changes in sales volumes. The large decrease
   overseas is primarily because activities related to the start-up of our
   Prestwick, Scotland, location were completed in 1998.

o Depreciation methods for newly-acquired assets were changed in 1999 from
   principally accelerated methods to the straight-line method. This change
   reduced our 1999 cost of goods sold and selling, general, and administrative
   expenses by a total of $1.1 million.

o Amortization expense increased by $2.6 million because we recognized expense
   associated with our June 1998 acquisition of Fuel Systems Textron, Inc. for a
   full twelve-month period in 1999 as compared to four months in 1998.

<Table>
<Caption>
Nonsegment Expenses and Gain

IN THOUSANDS FOR THE YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Restructuring expense	$ --	$ 7,889	$ --
Interest expense	10,897	12,746	5,227
Interest income	(770)	(827)	(708)
Unallocated corporate expenses	20,418	17,113	15,017
Gain on sale of business	(25,500)	--	--

</Table>

2000 Compared to 1999
==

We incurred restructuring expense in 1999 primarily in connection with a change
in the structure of our internal Industrial Controls organization. We terminated
197 members, impacting all job functions to varying degrees. Most of the
terminations were in Fort Collins and Loveland, Colorado.

     Interest expense decreased in 2000 because we had lower levels of average
outstanding debt in 2000 as compared to 1999.

     Unallocated corporate expenses were impacted by a gain of $1.0 million on
the sale of non-operating real estate in 1999. Excluding this gain, unallocated
corporate expenses were 3% of consolidated net sales in both 2000 and 1999.
Also, expenses related to certain postemployment and retirement obligations were
higher in 2000 than in 1999, due in part to increases in the market value of the
company's common stock from September 30, 1999, to September 30, 2000.

     The gain on the sale of business in 2000 relates to a sale on May 31, 2000,
of certain assets associated with our turbine controls retrofit business for
cash, with the buyer assuming certain liabilities. The resulting gain was
reported separately in the statements of consolidated earnings. The amount of
the gain is an estimate, subject to final closing audit adjustments. We expect
to finalize the amount of the gain in the first or second quarter of 2001.

     The net sales and earnings of the turbine control retrofit business were
included as part of Industrial Controls and could not be separately identified.
However, we believe annual sales of this business were approaching $50 million
at the time of the sale. We believe the sale of the turbine control retrofit
business has strengthened our relationship as a supplier to key OEMs by allowing
us to focus on their unique needs.

1999 Compared to 1998

We incurred restructuring expense in 1999 primarily in connection with a change
in the structure of our internal Industrial Controls organization. We terminated
197 members, impacting all job functions to varying degrees. Most of the
terminations were in Fort Collins and Loveland, Colorado.

     Interest expense increased in 1999 because we had higher levels of average
outstanding debt in 1999 over 1998, resulting from borrowings for business
acquisitions made in May 1998 and June 1998.

     Unallocated corporate expenses increased in 1999 over 1998 because of
increases in corporate activities, offset somewhat by a gain of $1.0 million on
the sale of non-operating real estate in Stevens Point, Wisconsin. Excluding
this gain, unallocated corporate expenses were 3% of consolidated net sales in
both 1999 and 1998. The impact of the 1999 change in depreciation method from
principally accelerated methods to the straight-line method for newly-acquired
assets reduced our unallocated corporate expenses in 1999 by about $0.2 million.

<Page>

Net Earnings

<Table>
<Caption>

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, FOR THE YEAR ENDED SEPTEMBER 30,	2000	1999	1998
Earnings before income taxes and equity in loss of unconsolidated affiliate	$74,363	$53,298	$41,346
Income taxes	27,215	21,182	16,726
Equity in loss of unconsolidated affiliate, net of tax	172	1,287	3,028
Net earnings	$46,976	$30,829	$21,592
Basic earnings per share	$ 4.17	$ 2.74	$ 1.90
Diluted earnings per share	4.15	2.73	1.90

</Table>

2000 Compared to 1999

The increase in earnings before income taxes and equity in loss of unconsolidated affiliate resulted in an increase in 2000 income taxes over 1999. Income taxes were provided at an effective rate of 36.6% in 2000 compared to 39.7% in 1999. The most significant reason for this decrease is related to the sale of our turbine control retrofit business, which allowed us to use capital loss carryforwards for which we previously provided valuation allowances.

The equity in loss of unconsolidated affiliate reflects our share of the losses generated by GENXON(TM) Power Systems, LLC. In 2000, we incurred only administrative costs associated with GENXON. In 1999, we also incurred costs related to product development activities. We and our joint venture partner are continuing to assess the role of GENXON.

Both basic and diluted earnings per share increased about 52% on a net earnings increase of 52% in 2000 as compared to 1999. Results for 2000 included a gain on sale of the turbine control retrofit business, net of tax, of $17.1 million or $1.52 per basic share and $1.51 per diluted share. Without this gain, net earnings would have been $29.9 million or $2.65 per basic share and $2.64 per diluted share for 2000.

Our results in 2000 also included costs to streamline operations after the sale, costs associated with reductions in our workforce, and certain other costs not indicative of normal operations which totaled, net of tax, $6.7 million or $0.60 per basic share and $0.59 per diluted share. Our results in 1999 included restructuring expense and gains on the sale of real estate that netted to a reduction of $3.0 million or $0.26 per basic share and $0.27 per diluted share.

In 2001, without considering the impact of any new acquisitions, we expect consolidated net sales to increase at least 7%, driven primarily by the growth in the power generation markets. With this level of sales growth, we expect earnings, not including any one-time gains or expenses, will grow 10-15% in 2001. We believe we will realize a higher earnings growth rate than sales growth rate because of increasing operating efficiencies associated with higher sales and continuing benefits from our Six Sigma efforts.

1999 Compared to 1998

The increase in earnings before income taxes and equity in loss of unconsolidated affiliate resulted in an increase in 1999 income taxes over 1998. Income taxes were provided at an effective rate in 1999 only slightly lower than the effective rate in 1998.

The equity in loss of unconsolidated affiliate reflects our share of the losses generated by GENXON Power Systems, LLC. Since its inception, most of the activities and costs incurred were directly related to product development. GENXON reduced the amount of development activities in 1999 from 1998.

Both basic and diluted earnings per share increased about 44% on a net earnings increase of 43% in 1999 as compared to 1998. This difference was due to slight decreases in the weighted-average shares of common stock outstanding both before and after the assumed exercise of outstanding stock options.

Our results in 1999 included restructuring expense and gains on the sale of real estate that netted to a reduction of $3.0 million or $0.26 per basic share and $0.27 per diluted share.

<Page>
Financial Condition

Our discussion and analysis of financial condition is presented by segment for
total segment assets, which consists of accounts receivable, inventories,
property, plant, and equipment--net, and intangibles--net. We also discuss and
analyze other balance sheet and cash flow items. Together, this discussion and
analysis will help you assess our liquidity and capital resources, as well as
understand changes in our financial condition.

Assets
<Table>
<Caption>

IN THOUSANDS AT SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Total segment assets:			
Industrial Controls	$214,935	$223,874	$228,922
Aircraft Engine Systems	260,712	272,898	270,537
Unallocated corporate property, plant, and equipment--net and intangibles--net	5,072	3,926	7,438
Other unallocated assets	53,004	49,966	56,538
Total assets	$533,723	$550,664	$563,435

</Table>
2000 Compared to 1999

Industrial Controls total segment assets at September 30, 2000, were 4% lower
than a year earlier. This decrease resulted from the sale of assets related to
our turbine control retrofit business and other changes in accounts receivable,
inventories, and property, plant, and equipment associated with the level of
business activity. Most significantly, receivables, inventories, and equipment
related to industrial nozzles increased. This increase was a result of higher
sales volumes in 2000 as compared to 1999, as well as anticipated sales volumes
in 2001. Intangibles decreased by the amount of amortization for the year.

     Aircraft Engine Systems total segment assets at September 30, 2000, were 4%
lower than a year earlier. Decreases in accounts receivable, inventories, and
property, plant, and equipment primarily resulted from lower business activity
this year as compared to the prior year. Intangibles decreased by the amount of
amortization for the year.

1999 Compared to 1998

Industrial Controls total segment assets at September 30, 1999, were 2% lower
than a year earlier. Increases in accounts receivable, attributable to increased
business activity, were largely offset by reductions in domestic inventory
balances from relatively high levels at the end of 1998. In addition, our
capital expenditures were less than depreciation and our amortization of
intangibles exceeded additions to goodwill. Additions to goodwill totaled $0.5
million in 1999, related to recording accrued pension benefit costs assumed as
part of the June 1998 acquisition of Fuel Systems Textron, Inc.

     Aircraft Engine Systems total segment assets at September 30, 1999, were
within 1% of the amount a year earlier. Increases in accounts receivable and
inventory attributable to increased business activity were largely offset by
reductions in intangibles due to amortization expense, net of additions to
goodwill. Additions to goodwill totaled $1.8 million in 1999, most of which were
related to recording accrued pension benefit costs assumed as part of the June
1998 acquisition of Fuel Systems Textron, Inc.

Other Balance Sheet Measures
<Table>
<Caption>

IN THOUSANDS AT SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Total assets	$533,723	$550,664	$563,435
Working capital (current assets less current liabilities)	100,836	124,392	119,506
Long-term debt, less current portion	74,500	139,000	175,685
Other liabilities	50,142	46,620	40,111
Commitments and contingencies	--	--	--
Shareholders' equity	275,624	241,992	220,102

</Table>
2000 Compared to 1999

Our balance sheet remained strong at September 30, 2000. The decrease in total
assets and working capital is most significantly attributable to the sale of
assets related to our turbine control retrofit business, and the assumption of
certain liabilities by the buyer, as we used the cash proceeds from the sale to
reduce debt. Strong operating and investing cash flows in 2000 enabled us to
reduce our long-term debt by $64.5 million from the September 30, 1999, balance.
Increases in other liabilities relate primarily to changes in postemployment and
retirement obligations. Shareholders' equity increased 14%, resulting primarily
from 2000 net earnings in excess of cash dividend payments.

<Page>

We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. Further discussion of these matters is in Note P in the Notes to Consolidated Financial Statements.

1999 Compared to 1998

Our balance sheet remained strong at September 30, 1999. Changes in our balance sheet from 1998 included an increase in working capital and a reduction in long-term debt, made possible from operating cash flows. Other liabilities increased in 1999 due to pension benefit obligations assumed as part of the June 1998 acquisition of Fuel Systems Textron, Inc. and other changes in postemployment and retirement obligations. Shareholders' equity increased 10%, resulting from 1999 net earnings in excess of cash dividend payments.

Cash Flows

<Table>
<Caption>

IN THOUSANDS FOR THE YEAR ENDED SEPTEMBER 30,	2000	1999	1998
Net cash provided by operating activities	$ 55,210	$ 59,932	$ 43,053
Net cash provided by (used in) investing activities	15,736	(17,963)	(207,945)
Net cash provided by (used in) financing activities	(70,792)	(42,982)	162,626

</Table>

2000 Compared to 1999

Net cash flows provided by operations decreased by 8% in 2000 from 1999. For purposes of preparing the statement of consolidated cash flows, the proceeds from the sale of the turbine control retrofit business were not considered an operating activity, but the associated income tax payments were reflected as an operating activity. Exclusive of income taxes related to the gain, net cash flows provided by operating activities would have increased by about 6% in 2000 over 1999. Most of this improvement is related to a small reduction in total operating assets and liabilities on relatively flat sales in 2000, compared to an increase in total operating assets and liabilities on a sales increase in 1999.

Net cash flows for investing activities changed by $33.7 million in 2000 as compared to 1999. Most of this change is the result of cash flows from the sale of our turbine control retrofit business of $41.7 million. Without this item, cash flows used in investing activities in 2000 would have been $26.0 million, an increase of $8.0 million over 1999. This increase is primarily related to higher capital expenditures for Industrial Controls because of increases in current and anticipated sales, offset by the 1999 proceeds from the sale of non-operating real estate in Stevens Point, Wisconsin and land in The Netherlands. Based on current operating conditions, we expect a decrease in capital expenditures in 2001 from 2000 to be more in line with depreciation expense.

Net cash flows used in financing activities increased by $27.8 million in 2000 over 1999. This increase is primarily associated with debt reductions, made possible from greater cash flows provided by operations and from the sale of the turbine control retrofit business.

In the first quarter, 2001, we completed an acquisition of a company that will enable us to add ignition systems to our current product offerings. This company has most recently generated annual sales of approximately $4 million.

Future cash flows from operations and available revolving lines of credit are expected to be adequate to meet our cash requirements during the next twelve months. However, it is possible business acquisitions could be made in the future that would require amendments to existing debt agreements and the need to obtain additional financing.

1999 Compared to 1998

Net cash flows provided by operations increased by 39% in 1999 over 1998. Higher net earnings before noncash expenses account for most of this increase. The most significant of these noncash expenses is depreciation and amortization, which increased largely due to intangibles associated with the May and June 1998 business acquisitions, and deferred income taxes.

Net cash flows used in investing activities decreased by $190 million in 1999 as compared to 1998. Without the cash flows associated with the May and June 1998 business acquisitions, the decrease would have been $8.2 million. This change is primarily related to proceeds from the 1999 sale of non-operating real estate in Stevens Point, Wisconsin and land in The Netherlands, and reduced losses associated with our equity in the GENXON Power Systems, LLC joint venture.

<Page>

Net cash flows for financing activities changed by $206 million in 1999 as compared to 1998. Without the cash flows associated with 1998 borrowings under a term note and a revolving line of credit made because of the May and June 1998 business acquisitions, the change would have been $22.6 million. Net cash flows provided by operations in excess of net cash flows used in investing activities enabled us to reduce our debt by a greater amount than in 1998.

OTHER MATTERS

Market Risks

Our long-term debt is sensitive to changes in interest rates. We monitor trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate debt agreements and for the basis of determining the duration of such agreements. Our primary objective is to minimize our long-term costs of borrowing. Currently, all long-term debt is denominated in U.S. dollars and consists primarily of variable rate agreements associated with LIBOR market rates. We do not have any derivative instruments associated with interest rates. A hypothetical 1% immediate increase in interest rates would adversely affect our 2001 net earnings and cash flows by approximately $0.5 million and reduce the fair value of our long-term debt, as measured at September 30, 2000, by approximately $0.1 million. Last year, a hypothetical 1% immediate increase in interest rates would have adversely affected our 2000 net earnings and cash flows by approximately $0.9 million and reduced the fair value of our long-term debt by approximately $0.3 million.

Assets, liabilities, and commitments that are to be settled in cash and are denominated in foreign currencies for transaction purposes are sensitive to changes in currency exchange rates. We monitor trends in foreign currency exchange rates and our exposure to changes in those rates as a basis for determining whether to use hedging strategies. Our primary exposures are to the European Monetary Union euro and the Japanese yen. We do not have any derivative instruments associated with foreign currency exchange rates. A hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies, when applied to September 30, 2000, balances, would adversely affect our expected 2001 net earnings and cash flows by approximately $1.1 million. Last year, a hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies would have adversely affected our expected 2000 net earnings and cash flows by $1.8 million.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for the costs of software developed or obtained for internal use. We adopted the provisions of this statement on October 1, 1999. Net earnings in 2000 were increased by approximately $0.7 million as a result of this change.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Following a subsequent deferral of the original implementation date, it is effective in fiscal year 2001. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. Among other requirements, it requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative. We currently do not have any derivative instruments and do not expect this statement to have any significant impact on our consolidated financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." This bulletin provides interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws regarding revenue recognition. It is effective for us no later than July 1, 2001. We have performed a preliminary review of our current revenue recognition practices for particular transactions, and we intend to perform a more thorough review in the upcoming months. We did not discover any revenue recognition practices that would need to change to comply with this bulletin as part of our preliminary review procedures. However, it is possible that we would find practices that would need to change after a more thorough review is completed. As a result, at this time we are unable to comment as to what impact, if any, compliance with this bulletin will have on our consolidated financial statements.

<Page>

Statements of Consolidated Earnings

Woodward Governor Company and Subsidiaries

<Table>
<Caption>

	Year Ended September 30,		
(In thousands except per share amounts)	2000	1999	1998
Net sales	$597,385	$596,904	$490,476
Costs and expenses:			
Cost of goods sold	453,538	437,121	356,802
Selling, general, and administrative expenses	77,463	79,043	79,332
Amortization of intangible assets	6,418	6,769	2,927
Restructuring expense	--	7,889	--
Interest expense	10,897	12,746	5,227
Interest income	(770)	(827)	(708)
Other expense--net	976	865	5,550
Gain on sale of business	(25,500)	--	--
Total costs and expenses, net of gain	523,022	543,606	449,130
Earnings before income taxes and equity in loss			
of unconsolidated affiliate	74,363	53,298	41,346
Income taxes	27,215	21,182	16,726
Earnings before equity in loss			
of unconsolidated affiliate	47,148	32,116	24,620
Equity in loss of unconsolidated affiliate, net of tax	172	1,287	3,028
Net earnings	$ 46,976	$ 30,829	$ 21,592
Basic earnings per share	$ 4.17	$ 2.74	$ 1.90
Diluted earnings per share	$ 4.15	$ 2.73	$ 1.90
Weighted-average number of basic shares outstanding	11,263	11,272	11,340
Weighted-average number of diluted shares outstanding	11,318	11,292	11,379

</Table>

See accompanying Notes to Consolidated Financial Statements.

22

<Page>

Consolidated Balance Sheets

Woodward Governor Company and Subsidiaries

<Table>
<Caption>

```
--------------------------------------------------------------------------------
                                                        At September 30,
--------------------------------------------------------------------------------
(In thousands except per share amounts)                 2000        1999

<S>                                                     <C>         <C>
ASSETS
     Current assets:
          Cash and cash equivalents                  $  9,315    $ 10,449
          Accounts receivable, less allowance for losses
               of $4,452 for 2000 and $4,417 for 1999  105,153     115,517
          Inventories                                  102,990     104,257
          Deferred income taxes                         16,835      17,221
--------------------------------------------------------------------------------
               Total current assets                    234,293     247,444
     Property, plant, and equipment, at cost:
          Land                                           6,032       6,100
          Buildings and improvements                   127,825     128,668
          Machinery and equipment                      233,188     227,611
          Construction in progress                       3,364       3,534
--------------------------------------------------------------------------------
                                                       370,409     365,913
          Accumulated depreciation                     247,951     241,791
--------------------------------------------------------------------------------
     Property, plant, and equipment--net               122,458     124,122
     Intangibles--net                                  150,118     156,802
     Other assets                                        8,450       4,287
     Deferred income taxes                              18,404      18,009
--------------------------------------------------------------------------------
TOTAL ASSETS                                         $533,723    $550,664
LIABILITIES AND SHAREHOLDERS' EQUITY
================================================================================
     Current liabilities:
          Short-term borrowings                      $ 21,284    $  7,303
          Current portion of long-term debt            22,500      34,650
          Accounts payable and accrued expenses        81,342      76,772
          Income taxes payable                          8,331       4,327
--------------------------------------------------------------------------------
               Total current liabilities               133,457     123,052
     Long-term debt, less current portion               74,500     139,000
     Other liabilities                                  50,142      46,620
     Commitments and contingencies                         --          --
--------------------------------------------------------------------------------
     Shareholders' equity represented by:
          Preferred stock, par value $.003 per share, authorized
               10,000 shares, no shares issued             --          --
          Common stock, par value $.00875 per share, authorized
               50,000 shares, issued 12,160 shares         106         106
          Additional paid-in capital                    13,295      13,300
          Unearned ESOP compensation                   (5,308)     (7,450)
          Accumulated other comprehensive earnings       3,045       9,351
          Retained earnings                            284,431     247,420
--------------------------------------------------------------------------------
                                                       295,569     262,727
          Less treasury stock, at cost                  19,945      20,735
--------------------------------------------------------------------------------
               Total shareholders' equity              275,624     241,992

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $533,723    $550,664
```
</Table>

See accompanying Notes to Consolidated Financial Statements.

<Page>

Statements of Consolidated Shareholders' Equity

Woodward Governor Company and Subsidiaries

<Table>
<Caption>

(In thousands of dollars except per share amounts)	Common Stock	Additional Paid-in Capital	Unearned ESOP Compensation	Accumulated Other Comprehensive Earnings	Retained Earnings	Treasury Shares	Stock Amount	Total Amount
Balance at September 30, 1997	$ 106	$13,283	$(12,128)	$ 9,391	$215,211	713,034	$(15,249)	$210,614
Net earnings	--	--	--	--	21,592	--	--	21,592
Other comprehensive earnings	--	--	--	458	--	--	--	458
Total comprehensive earnings								22,050
Purchases of treasury stock	--	--	--	--	--	160,413	(5,174)	(5,174)
Sales of treasury stock	--	10	--	--	--	(8,580)	206	216
Issuance of stock to ESOP	--	11	--	--	--	(1,977)	47	58
ESOP compensation expense	--	--	2,405	--	--	--	--	2,405
Cash dividends--$.93 per common share	--	--	--	--	(10,543)	--	--	(10,543)
Tax benefit applicable to ESOP dividend	--	--	--	--	476	--	--	476
Balance at September 30, 1998	106	13,304	(9,723)	9,849	226,736	862,890	(20,170)	220,102
Net earnings	--	--	--	--	30,829	--	--	30,829
Other comprehensive earnings	--	--	--	(498)	--	--	--	(498)
Total comprehensive earnings								30,331
Purchases of treasury stock	--	--	--	--	--	46,700	(1,029)	(1,029)
Sales of treasury stock	--	(3)	--	--	--	(13,049)	313	310
Issuance of stock to ESOP	--	(1)	--	--	--	(6,287)	151	150
ESOP compensation expense	--	--	2,273	--	--	--	--	2,273
Cash dividends--$.93 per common share	--	--	--	--	(10,484)	--	--	(10,484)
Tax benefit applicable to ESOP dividend and stock options	--	--	--	--	339	--	--	339
Balance at September 30, 1999	106	13,300	(7,450)	9,351	247,420	890,254	(20,735)	241,992
Net earnings	--	--	--	--	46,976	--	--	46,976
Other comprehensive earnings	--	--	--	(6,306)	--	--	--	(6,306)
Total comprehensive earnings								40,670
Purchases of treasury stock	--	--	--	--	--	64,076	(1,762)	(1,762)
Sales of treasury stock	--	(12)	--	--	--	(100,990)	2,423	2,411
Issuance of stock to ESOP	--	7	--	--	--	(5,363)	129	136
ESOP compensation expense	--	--	2,142	--	--	--	--	2,142
Cash dividends--$.93 per common share	--	--	--	--	(10,472)	--	--	(10,472)
Tax benefit applicable to ESOP dividend and stock options	--	--	--	--	507	--	--	507
Balance at September 30, 2000	$ 106	$13,295	$ (5,308)	$ 3,045	$284,431	847,977	$(19,945)	$275,624
</Table>

See accompanying Notes to Consolidated Financial Statements.

<Page>

Statements of Consolidated Cash Flows

Woodward Governor Company and Subsidiaries

<Table>
<Caption>

	Year Ended September 30,		
(In thousands of dollars)	2000	1999	1998
<S>	<C>	<C>	<C>
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 46,976	$ 30,829	$ 21,592
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	30,419	32,036	26,642
Net (gain) loss on sale of property, plant, and equipment	411	(2,848)	7
Gain on sale of business	(25,500)	--	--
Deferred income taxes	(9)	4,342	(1,046)
ESOP compensation expense	2,142	2,273	2,405
Equity in loss of unconsolidated affiliate	271	2,079	4,808
Changes in operating assets and liabilities, net of business acquisitions and sale:			
Accounts receivable	(3,997)	(8,015)	(5,489)
Inventories	(3,746)	2,145	(8,313)
Current liabilities, other than short-term borrowings and current portion of long-term debt	7,792	(7,228)	(3,893)
Other--net	451	4,319	6,340
Total adjustments	8,234	29,103	21,461
Net cash provided by operating activities	55,210	59,932	43,053
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for purchase of property, plant, and equipment	(27,416)	(22,789)	(20,862)
Proceeds from sale of property, plant, and equipment	1,700	6,293	1,305
Proceeds from sale of business - net of direct costs	41,742	--	--
Investment in unconsolidated affiliate	(290)	(1,405)	(5,462)
Business acquisitions, net of cash acquired	--	(62)	(181,805)
Other--net	--	--	(1,121)
Net cash provided by (used in) investing activities	15,736	(17,963)	(207,945)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(10,472)	(10,484)	(10,543)
Proceeds from sales of treasury stock	2,411	310	216
Purchases of treasury stock	(1,762)	(1,029)	(5,174)
Net proceeds (payments) from borrowings under revolving lines	(39,826)	(23,050)	87,768
Proceeds from long-term debt	--	75,000	100,000
Payments of long-term debt	(21,650)	(84,068)	(10,117)
Tax benefit applicable to ESOP dividend and stock options	507	339	476
Net cash provided by (used in) financing activities	(70,792)	(42,982)	162,626
Effect of exchange rate changes on cash	(1,288)	(964)	(307)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,134)	(1,977)	(2,573)
Cash and cash equivalents, beginning of year	10,449	12,426	14,999
Cash and cash equivalents, end of year	$ 9,315	$ 10,449	$ 12,426
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest expense paid	$ 11,854	$ 12,675	$ 3,797
Income taxes paid	$ 22,656	$ 19,024	$ 11,255
NONCASH INVESTING:			
Liabilities assumed in business acquisitions (sale)	$ (1,430)	$ 1,994	$ 25,527

</Table>

See accompanying Notes to Consolidated Financial Statements.

<Page>

Notes to Consolidated Financial Statements

(In thousands of dollars except per share amounts)

A. SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Transactions within and between these companies are eliminated. Results of joint ventures are included in the financial statements using the equity method of accounting.

USE OF ESTIMATES: Financial statements prepared in conformity with generally accepted accounting principles require the use of estimates and assumptions that affect amounts reported. Actual results could differ materially from our estimates.

FOREIGN CURRENCY TRANSLATION: The assets and liabilities of substantially all subsidiaries outside the United States are translated at year-end rates of exchange and earnings and cash flow statements are translated at weighted-average rates of exchange. Translation adjustments are accumulated with other comprehensive earnings as a separate component of shareholders' equity and are presented net of tax in the statements of consolidated shareholders' equity. We have no other components of accumulated other comprehensive earnings.

REVENUE RECOGNITION: Sales are recognized when products are shipped or services are provided to the customer.

RESEARCH AND DEVELOPMENT COSTS: Expenditures related to new product development are charged to expense when incurred and totaled approximately $29,100 in 2000, $24,600 in 1999, and $18,500 in 1998.

INCOME TAXES: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities. We provide for taxes, which may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that we consider to be permanently reinvested.

CASH EQUIVALENTS: Highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

INVENTORIES: Inventories are valued at the lower of cost or market, with cost being determined on a first-in, first-out basis.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets, ranging from 5 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment. Assets placed in service after September 30, 1998, are depreciated using the straight-line method and assets placed in service as of and prior to September 30, 1998, are depreciated principally using accelerated methods. Certain costs associated with developing software to be used by us that were incurred after September 30, 1999, are included with machinery and equipment. Prior to September 30, 1999, software development costs were expensed.

The September 30, 1998, change in depreciation methods was made to better reflect improvements in preventative maintenance practices that have generally resulted in more uniform productive capabilities and maintenance costs of machinery and equipment over the useful life of an asset. Net earnings in 1999, the first year following this change, were increased by approximately $1,150 as a result of the change. The September 30, 1999, change in accounting for software development costs was made to adopt the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the American Institute of Certified Public Accountants in March 1998. Net earnings in 2000 were increased by approximately $690 as a result of this change.

INTANGIBLES: Intangibles are amortized over the periods estimated to be benefited using the straight-line method. No amortization period exceeds 30 years. We apply impairment losses on long-lived assets first to related goodwill. Impairment losses are recognized whenever expected operating cash flows are less than the carrying values of specific groups of property, plant, and equipment, identifiable intangibles, and related goodwill.

B. BUSINESS ACQUISITIONS AND SALES: On May 31, 2000, we sold certain assets associated with our turbine control retrofit business for cash, and the buyer assumed certain liabilities. The resulting gain on the sale is reported separately in the statements of consolidated earnings. The amount of the gain is an estimate, subject to final closing audit adjustments. The actual amount of cash proceeds from the sale, net of direct costs paid, is reported in the statements of consolidated cash flows. We have accrued for cash amounts expected to be paid in future periods, and such amounts will be recognized as investing cash flows when paid. Net sales of the turbine control retrofit business are believed to have represented less than 10% of consolidated net sales in 2000, 1999, and 1998.

<Page>
In May 1998, we acquired the net assets of Baker Electrical Products, Inc., a manufacturer of electromagnetic coils for anti-lock braking systems, for $7,096. In June 1998, we acquired the stock of Fuel Systems Textron, Inc. (subsequently renamed Woodward FST, Inc.), a leading designer, developer, and manufacturer of fuel injection nozzles, spray manifolds, and fuel metering and distribution valves for gas turbine engines, for $174,771. These acquisitions were financed using borrowings under a term loan and a revolving line of credit. Both of the acquisitions were accounted for using the purchase method of accounting and results of operations of the acquired companies were included in our consolidated results from their acquisition dates. The excess of the purchase price over the estimated fair value of tangible and identifiable intangible net assets acquired is being amortized over 15 years for Baker Electrical Products, Inc. and 30 years for Fuel Systems Textron, Inc.

The following unaudited pro forma information summarizes the results of operations for the year ended September 30, 1998, as if the acquisition of Fuel Systems Textron, Inc. had been completed at the beginning of that fiscal year: Net sales, $558,630; earnings before equity in loss of unconsolidated affiliate, $24,627; net earnings, $21,599; and basic and diluted earnings per share, $1.90. This information reflects the actual operating results prior to the acquisition and adjustments to reflect estimated interest, depreciation, amortization of intangibles, and income taxes. These pro forma amounts should not be considered indicative of the results that would have actually been obtained if the acquisition had occurred on October 1, 1997, or that may be obtained in the future. (The pro forma information excludes the acquisition of Baker Electrical Products, Inc. as the resulting pro forma data would not have been materially different from the results reported.)

C. RESTRUCTURING EXPENSE: We incurred expenses in connection with a change in the structure of our internal Industrial Controls organization and the consolidation of two of our facilities in 1999. These expenses are reflected as restructuring expense in the statements of consolidated earnings. The amount of restructuring expense accrued at September 30, 1999, totaled $475 and was related to member termination benefits. These benefits were paid in 2000.

D. EQUITY IN LOSS OF UNCONSOLIDATED AFFILIATE: The equity in loss of unconsolidated affiliate is related to our 50% interest in GENXON Power Systems, LLC, and is presented net of tax benefit of $99 in 2000, $792 in 1999, and $1,780 in 1998. This venture combines our proprietary fuel metering and control technology with a unique catalytic combustion technology to offer an ultra-low NOx emission control system. To date, most of the activities and costs incurred were administrative, or were directly related to product development, resulting in joint venture pretax losses of $504 in 2000, $4,157 in 1999, and $9,615 in 1998. At September 30, 2000, the joint venture had total assets of $678 and total liabilities of $641. At September 30, 1999, the joint venture had total assets of $608 and total liabilities of $646.

E. INCOME TAXES: Income taxes, which are presented in the statement of consolidated earnings exclusive of the tax benefits associated with the unconsolidated affiliate GENXON Power Systems, LLC, consisted of the following:
<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Current:			
Federal	$18,033	$11,242	$10,165
State	2,208	1,484	1,768
Foreign	5,456	3,929	6,586
Deferred	1,518	4,527	(1,793)
	$27,215	$21,182	$16,726

</Table>
Deferred income taxes presented in the consolidated balance sheets are related to the following:
<Table>
<Caption>

AT SEPTEMBER 30,	2000	1999
<S>	<C>	<C>
Deferred tax assets:		
Postretirement and		
early retirement benefits	$18,793	$18,560
Foreign net operating loss		
and state tax credits	9,998	9,255
Inventory	8,357	8,624
Other	20,047	18,748
Valuation allowance	(11,168)	(11,716)
Total deferred tax assets, net of valuation allowance	46,027	43,471
Deferred tax liabilities:		
Intangibles--net	(6,535)	(4,734)
Other	(4,253)	(3,507)
Total deferred tax liabilities	(10,788)	(8,241)
Net deferred tax assets	$35,239	$35,230

</Table>

<Page>

We have not provided for taxes on $12,600 of undistributed foreign earnings that
we consider permanently reinvested. These earnings could become subject to
income taxes if they were remitted as dividends, were loaned to the company, or
if we should sell our stock in the subsidiaries. However, we believe that
foreign tax credits would largely offset any income tax that might otherwise be
due.

We recorded a valuation allowance to reflect the estimated amount of deferred
tax assets that may not be realized primarily due to capital loss carryforwards
and foreign net operating loss carryforward limitations. Remaining deferred tax
assets are expected to be realized through future earnings. The changes in the
valuation allowance were as follows:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999
Beginning balance	$(11,716)	$(11,296)
Foreign net operating loss carryforward	(624)	(376)
State net operating loss carryforward	(119)	(44)
Capital loss carryforward utilization	1,291	--
Ending balance	$(11,168)	$(11,716)
</Table>

The reasons for the differences between our effective income tax rate and the
United States statutory federal income tax rate were as follows:

<Table>
<Caption>

PERCENT OF PRETAX EARNINGS,

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
Statutory rate	35.0	35.0	35.0
State income taxes, net of federal tax benefit	2.1	2.5	2.5
Foreign loss effect	2.4	2.3	2.6
Foreign tax rate differences	0.1	2.1	1.8
Foreign sales corporation	(1.6)	(1.6)	(1.5)
Other items, net	0.2	(0.6)	0.1
Capital loss carryforward utilization	(1.6)	--	--
Effective rate	36.6	39.7	40.5
</Table>

F. EARNINGS PER SHARE:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
Net earnings (A)	$46,976	$30,829	$21,592
Determination of shares, in thousands:			
Weighted-average shares of common stock outstanding (B)	11,263	11,272	11,340
Assumed exercise of stock options	55	20	39
Weighted-average shares of common stock outstanding assuming dilution, in thousands (C)	11,318	11,292	11,379
Basic earnings per share (A/B)	$ 4.17	$ 2.74	$ 1.90
Diluted earnings per share (A/C)	$ 4.15	$ 2.73	$ 1.90
</Table>

The following stock options were outstanding during 2000, 1999, and 1998 but
were not included in the computation of diluted earnings per share because the
options' exercise prices were greater than the average market price of the
common shares during the respective periods:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
Options	203,429	220,375	181,935
Weighted-average exercise price	$ 32.22	$ 32.34	$ 32.46
</Table>

```
</Table>
```

G. INVENTORIES:

```
<Table>
<Caption>
```

AT SEPTEMBER 30,	2000	1999
<S>	<C>	<C>
Raw materials	$ 3,056	$ 2,452
Component parts	58,559	64,059
Work in process	27,315	26,955
Finished goods	14,453	12,021
	103,383	105,487
Less progress payments	(393)	(1,230)
	$102,990	$104,257

```
</Table>
```

H. INTANGIBLES--NET:

```
<Table>
<Caption>
```

AT SEPTEMBER 30,	2000	1999
<S>	<C>	<C>
Goodwill	$ 91,253	$ 95,552
Customer relationships	40,879	42,357
Other	17,986	18,893
	$150,118	$156,802

```
</Table>
```

Intangibles are shown net of accumulated amortization of $16,848 in 2000 and
$10,732 in 1999.

28

<Page>

I. SHORT-TERM BORROWINGS: Short-term borrowings reflect borrowings under certain
bank lines of credit. The total amount available under these lines of credit,
including outstanding borrowings, totaled $46,667 at September 30, 2000, and
$46,280 at September 30, 1999. Interest on borrowings under the lines of credit
is based on various short-term rates. Several of the lines require compensating
balances or commitment fees. The lines, generally reviewed annually for renewal,
are subject to the usual terms and conditions applied by the banks. The
weighted-average interest rate for outstanding borrowings was 6.5% at September
30, 2000, 4.4% at September 30, 1999, and 5.1% at September 30, 1998.

J. LONG-TERM DEBT:

AT SEPTEMBER 30,	2000	1999
Term note	$ 80,000	$ 96,250
Borrowings under revolving line of credit facility	10,000	65,000
ESOP debt guarantee--8.01%	7,000	9,500
Unsecured note--9.45%	--	2,900
	97,000	173,650
Less current portion	22,500	34,650
	$ 74,500	$ 139,000

In 1998, we entered into uncollateralized financing arrangements with a
syndicate of U.S. banks, including a $100,000 term note and a revolving line of
credit facility up to a maximum amount of $150,000. The interest rate on
borrowings under the term note varies with LIBOR and was 7.32% at September 30,
2000. The revolving line of credit facility carries a facility fee of 0.25%,
with outstanding borrowings due five years from the inception of the agreement.
The interest rate on borrowings under the revolving line of credit facility
varies with LIBOR, the money market rate, or the prime rate and was 7.06% at
September 30, 2000.

In June 1992, the company's Member Investment and Stock Ownership Plan (a
qualified employee stock ownership plan) borrowed $25,000 for a term of eleven
years and used the proceeds to buy 1,027,224 shares of common stock from the
company. We guaranteed the payment of the loan and agreed to make future
contributions to the plan sufficient to repay the loan. Accordingly, the
original amount of the loan was recorded as long-term debt and unearned ESOP
compensation. The consolidated balance sheets reflect the outstanding balance of
the loan in long-term debt and the remaining unearned ESOP compensation as a
component of shareholders' equity. Unearned ESOP compensation has been reduced
using the shares allocated method for shares allocated to plan participants. The
unallocated shares were 218,076 at September 30, 2000; 306,088 at September 30,
1999; and 399,492 at September 30, 1998.

Exclusive of the revolving line of credit facility, required future principal
payments of long-term debt are: $22,500 in 2001, $22,500 in 2002, and $42,000 in
2003. At September 30, 2000, we classified borrowings under the revolving line
of credit facility as long-term as we have both the intent and ability, through
the company's revolving line of credit facility, to refinance this amount on a
long-term basis.

Provisions of the debt agreements require us to maintain a minimum fixed-charge
coverage ratio, current ratio, consolidated net worth, and a maximum funded debt
to total capitalization ratio, as defined in the agreements and permit the
lenders to accelerate repayment requirements in the event of a material adverse
event. In addition, the agreements require us to make a prepayment of all net
proceeds from future indebtedness and 50% of the net proceeds from future
issuance of equity instruments. Further provisions limit our ability to incur
debt, pay cash dividends, sell certain assets, acquire other businesses, and
purchase the company's capital stock, among other things. At September 30, 2000,
we had the ability to pay dividends and purchase the company's common stock up
to $58,181.

K. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

AT SEPTEMBER 30,	2000	1999
Accounts payable	$25,065	$20,923
Salaries and other member benefits	28,153	27,706
Taxes, other than on income	5,501	5,479
Other items--net	22,623	22,664
	$81,342	$76,772

L. RETIREMENT BENEFITS: We provide various benefits to eligible members of our
company, including retirement healthcare benefits, pension benefits, and
contributions to various defined contribution plans.

Currently, approximately 59% of our members may become eligible for healthcare
benefits, generally after reaching age 55 with 10 years of service or after
reaching age 65. We pay 80% to 100% of eligible healthcare expenses of retired
members, their dependents and survivors, which are not paid by Medicare, up to
maximum amounts established under the plans. Plan participants share in the cost
of these benefits in varying amounts based on years of service, and we have the
right to modify or terminate the plans. The plans are not funded, and there are
no plan assets. Changes in the benefit obligations, the unfunded status of the
plans, and the amount of accrued benefit costs for our retirement healthcare
plans were as follows:

29

<Page>

<Table>
<Caption>

```
-------------------------------------------------------------------------------
AT OR FOR THE YEAR ENDED SEPTEMBER 30,                    2000       1999

<S>                                                      <C>        <C>
Change in benefit obligation:
  Benefit obligation at beginning of year               $36,819    $40,651
  Service cost                                            1,051      1,103
  Interest cost                                           2,758      2,587
  Contributions by plan participants                     2,394      2,208
  Net actuarial losses (gains)                              411     (6,325)
  Benefits paid                                          (4,838)    (3,405)
  Curtailment gain related
   to sale of business                                    (964)       --
  Other                                                   2,000       --
-------------------------------------------------------------------------------
Benefit obligation at end of year
  and unfunded status                                    39,631     36,819
Unrecognized net actuarial gains                          7,231      7,785
-------------------------------------------------------------------------------
Total accrued benefit cost                               46,862     44,604
Portion of accrued benefit cost
  included in accrued expenses                            2,000      2,000
===============================================================================
Portion of accrued benefit cost
 included in other liabilities                          $ 44,862   $ 42,604
```
</Table>

The components of the net periodic benefit cost associated with the retirement
healthcare plans were as follows:

<Table>
<Caption>

```
-------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,          2000      1999      1998

<S>                              <C>       <C>       <C>
Service cost                     $1,051    $1,103    $1,054
Interest cost                     2,758     2,587     2,551
Amortization of unrecognized
  net gain                         (142)      --        (33)
Curtailment gain related
  to sale of business              (964)      --        --
===============================================================================
Net periodic benefit cost        $2,703    $3,690    $3,572
```
</Table>

In accounting for the retirement healthcare plans, we assumed the
weighted-average discount rate was 7.75% in 2000, 7.50% in 1999, and 6.75% in
1998. We also assumed net healthcare cost trend rates of 6.30% to 6.50% in 2001,
decreasing gradually to 4.50% in 2005, and remaining at 4.50% thereafter. A
1.00% change in assumed healthcare cost trend rates would have had the following
effects on amounts reported in 2000:

<Page>

<Table>
<Caption>

	1.00%	1.00%
	Increase	Decrease
<S>	<C>	<C>
Effect on total of service and		
interest cost components	$ 816	$ (624)
Effect on benefits obligation		
at end of year	6,639	(5,272)

</Table>

Approximately 13% of our members are currently covered under defined benefit pension plans. Benefits paid under these plans vary primarily due to members' length of service and compensation. However, effective September 30, 1999, the years of service factor was frozen for participants in one of our pension plans. Changes in benefit obligations and plan assets, and the funded status and the amount of accrued benefit costs for our pension plans were as follows:

<Table>
<Caption>
===

AT OR FOR THE YEAR ENDED SEPTEMBER 30,	2000	1999
<S>	<C>	<C>
Change in benefit obligations:		
Benefit obligation at beginning of year	$28,461	$10,212
Service cost	781	1,490
Interest cost	1,352	1,575
Net actuarial losses (gains)	(843)	839
Foreign currency exchange rate changes	(165)	2,987
Benefits paid	(293)	(711)
Business acquisition	--	12,069

| Benefit obligation at end of the year | 29,293 | 28,461 |

Change in plan assets:		
Fair value of assets at beginning of year	24,369	10,386
Actual return on plan assets	3,018	1,259
Foreign currency exchange rate changes	(174)	2,794
Contributions by the company	682	566
Benefits paid	(293)	(711)
Business acquisition	--	10,075

| Fair value of assets at the end of the year | 27,602 | 24,369 |

Funded status	(1,691)	(4,092)
Unamortized prior service cost	(122)	(133)
Unrecognized net losses (gains)	(2,112)	512
Unamortized transition obligation	980	1,088

Net accrued benefit cost	(2,945)	(2,625)
Portion of net accrued benefit		
cost included in other assets	134	391
===
| Portion of net accrued benefit | | |
| cost included in other liabilities | $ (3,079)| $ (3,016)|
</Table>

The business acquisition referred to above relates to the June 1998 acquisition of Fuel Systems Textron, Inc. (more fully described in Note B.). The actuarial valuation associated with the assumed defined benefit pension plan was not completed until 1999.

The components of the net periodic benefit cost associated with the pension plans were as follows:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Service cost	$ 781	$ 1,490	$ 467
Interest cost	1,352	1,575	413
Expected return on plan assets	(1,230)	(1,529)	(420)
Amortization of prior service cost	(9)	(8)	(7)
Recognized net gains	9	--	--
Amortization of transition obligation	100	90	80
===
| Net periodic pension cost | $ 1,003 | $ 1,618 | $ 533 |
</Table>

31

<Page>

The following weighted-average assumptions, reflecting rates appropriate in the
United States and Japan, were used in accounting for pension plans:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Discount rate	4.8%	5.3%	4.0%
Rate of compensation increase	4.2%	4.3%	3.5%
Expected long-term rate of return on plan assets	4.9%	5.2%	4.0%

</Table>

Approximately 90% of our members are currently eligible for one or more defined
contribution plans. Contributions to these plans are discretionary. However, we
do have a qualified employee stock ownership plan that has outstanding
borrowings that have been guaranteed by the company. We have agreed to make
future contributions to the plan sufficient to repay the loan. The proceeds of
the borrowing were used by the plan to purchase common stock from the company,
the shares of which are allocated to plan participants as contributions are made
to the plan. Amounts charged to expense for defined contribution plans totaled
$11,062 in 2000, $10,551 in 1999, and $9,512 in 1998.

M. STOCK OPTION PLAN: In 1996, shareholders approved a plan in which options to
purchase shares of common stock could be granted to key management members of
the company. This plan reserved 800,000 shares of common stock for issuance.
Options granted under the plan generally have a term of 10 years. Options
granted before September 30, 1999, generally vested immediately and options
granted after September 30, 1999, vest evenly at the end of each year over four
years from the date of grant. We account for options in accordance with
Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to
Employees," and therefore we do not recognize compensation expense in
association with options granted at or above the market price of our common
stock at the date of grant. As required by Statement of Financial Accounting
Standards No. 123, "Accounting for Stock-Based Compensation," the following
table presents pro forma net earnings and per share information that has been
prepared as if compensation for these options was recognized:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Net earnings	$46,850	$30,298	$20,814
Basic earnings per share	4.16	2.69	1.84
Diluted earnings per share	4.14	2.68	1.83

</Table>

The determination of compensation expense for this pro forma information was
based upon the estimated fair value of the options granted on the date of their
grant using the Black-Scholes option pricing model and the following
weighted-average assumptions by grant year:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Risk-free interest rate	6.9%	4.9%	5.8%
Expected life	7 years	7 years	7 years
Expected volatility	26.4%	23.0%	21.9%
Expected dividend yield	3.7%	4.2%	4.2%

</Table>

Option activity was as follows:

<Table>
<Caption>

	Options	Weighted-Average Exercise Price
<S>	<C>	<C>
Balance at September 30, 1997	231,840	21.97
Options granted	226,641	32.33
Options exercised	(5,800)	23.50
Balance at September 30, 1998	452,681	26.88
Options granted	200,000	22.00
Options exercised	(4,000)	22.00
Options canceled	(7,266)	32.18

</Table>

```
Balance at September 30, 1999          641,415      25.33
   Options granted                     145,100      24.75
   Options exercised                  (100,990)     23.38
   Options canceled                    (55,353)     30.46
=================================================================
Balance at September 30, 2000          630,172     $25.06
</Table>
```

The weighted-average fair value of options granted was $6.82 in 2000, $4.27 in 1999, and $6.45 in 1998. The number of options exercisable was 501,972 at September 30, 2000; 616,465 at September 30, 1999; and 419,331 at September 30, 1998.

The exercise prices and weighted-average contractual lives of stock options outstanding at September 30, 2000, were as follows:

```
<Table>
<Caption>
--------------------------------------------------------------------------------
                                   Weighted-
                                    Average
                                   Remaining
                        Options    Contractual    Options
Exercise Price        Outstanding  Life in Years  Exercisable
--------------------------------------------------------------------------------
<S>                     <C>          <C>           <C>
 $16.625                 62,200      5.3            62,200
  22.000                135,250      8.1           135,250
  23.500                138,600      6.1           138,600
  24.750                125,100      9.1                 0
  30.594                  6,200      7.7             3,100
  32.000                 44,478      7.3            44,478
  32.250                118,344      7.1           118,344
=================================================================
                        630,172      7.4           501,972
</Table>
```

```
                        32
```

<Page>

N. SHAREHOLDER RIGHTS PLAN: We have a shareholder rights plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the Board of Directors believes to be an adequate price to all shareholders. In connection with this plan, a dividend of one preferred stock purchase right for each outstanding share of common stock was paid to shareholders in February 1996. Each right entitles its holder to purchase from the company one-four hundredth of a share of Series A Preferred Stock, par value $.003 per share, at a price of $75.00 (subject to adjustment, and restated for the January 1997 stock split). The rights may not be exercised or transferred apart from the company's common stock until 10 days after it is announced that a person or group has acquired 15% or more of the outstanding common stock or 15 business days after it is announced that there is an offer (or an intent to make an offer) by a person or group to acquire 15% or more of the outstanding common stock. The Board of Directors may increase the 15 business day period referred to above and may redeem the rights in whole (but not in part) at a redemption price of $.003 per right at any time prior to an acquisition of 15% or more of the outstanding common stock by a person or group. The rights expire on January 17, 2006.

O. LEASES: We have entered into leases for certain facilities. Future minimum rental commitments under these operating leases are: $2,158 in 2001, $1,610 in 2002, $1,023 in 2003, $583 in 2004, and $425 in 2005. Rent expense for facilities was approximately $2,878 in 2000, $2,634 in 1999, and $1,740 in 1998.

P. CONTINGENCIES: We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. We have accruals of approximately $460 at September 30, 2000, and $1,200 at September 30, 1999, related to such matters. These accruals are based on our current estimate of the most likely amount of losses that we believe will be incurred. These amounts have been included in accounts payable and accrued expenses.

We have been designated a "de minimis potentially responsible party" with respect to the cost of investigation and environmental cleanup of certain third-party sites. Our current accrual for these matters is based on costs incurred to date that we have been allocated and our estimate of the most likely future investigation and cleanup costs. There is, as in the case of most environmental litigation, the possibility that under joint and several liability we could be required to pay more than our allocated share of costs.

It is our opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on our financial condition, although such matters could have a material effect on our quarterly or annual operating results and cash flows when resolved in a future period.

Q. FINANCIAL INSTRUMENTS: The estimated fair values of our financial instruments were as follows:

<Table>
<Caption>

AT SEPTEMBER 30,	2000	1999
<S>	<C>	<C>
Cash and cash equivalents	$ 9,315	$ 10,449
Short-term borrowings	(21,284)	(7,303)
Long-term debt, including current portion	(96,985)	(173,645)
</Table>

The fair value of cash and cash equivalents, short-term borrowings and long-term debt at variable interest rates were assumed to be equal to their carrying amounts. Cash and cash equivalents have short-term maturities, short-term borrowings have short-term maturities and market interest rates, and long-term debt at variable interest rates is repriced frequently at market rates of interest. The fair value of long-term debt at fixed interest rates was estimated based on a model that discounted future principal and interest payments at interest rates available to the company at the end of the year for similar debt of the same maturity.

R. SEGMENT INFORMATION: Our operations are organized based on the nature of products and related services provided and consist of two reportable segments--Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs of industrial engines and turbines. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft engines. Portions of Industrial Controls, related to the manufacture and sale of fuel injection nozzles for industrial markets, control systems and related services for industrial engine users in retrofit situations, and products for small industrial engine markets, were previously reported as Aircraft Engine Systems or other operations. Prior-year amounts in the financial information that follows have been restated to be consistent with the current composition of our segments.

<Page>

The accounting policies of the segments are the same as those described in Note A. Intersegment sales and transfers are made at established intersegment selling prices generally intended to approximate selling prices to unrelated parties. Our determination of segment earnings does not reflect restructuring expense, interest expense, interest income, and allocations of corporate expenses, and is before the gain on the sale of business, income taxes, and equity in loss of unconsolidated affiliate. Segment assets consist of accounts receivable, inventories, property, plant, and equipment--net, and intangible assets--net. Summarized financial information for our reportable segments follows:

<Table>
<Caption>

AT OR FOR THE YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
INDUSTRIAL CONTROLS:			
External net sales	$330,962	$310,038	$262,443
Intersegment sales	700	679	457
Segment earnings	41,258	35,959	22,077
Segment assets	214,935	223,874	228,922
Depreciation and amortization	13,322	14,670	13,376
Capital expenditures	14,631	9,576	9,402
AIRCRAFT ENGINE SYSTEMS:			
External net sales	$266,423	$286,866	$228,033
Intersegment sales	2,010	1,853	1,706
Segment earnings	38,150	54,260	38,805
Segment assets	260,712	272,898	270,537
Depreciation and amortization	15,318	15,708	11,291
Capital expenditures	10,071	11,183	10,064

</Table>

The differences between the total of segment amounts and the consolidated financial statements were as follows:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Total net sales for reportable segments	$600,095	$599,436	$492,639
Elimination of intersegment sales	(2,710)	(2,532)	(2,163)
Consolidated net sales	$597,385	$596,904	$490,476
Total earnings for reportable segments	$ 79,408	$ 90,219	$ 60,882
Restructuring expense, interest expense, interest income, and gain on sale of business	15,373	(19,808)	(4,519)
Unallocated corporate expenses	(20,418)	(17,113)	(15,017)
Consolidated earnings before income taxes and equity in loss of unconsolidated affiliate	$ 74,363	$ 53,298	$ 41,346

</Table>

<Table>
<Caption>

AT SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
Total assets for reportable segments	$475,647	$496,772	$499,459
Unallocated corporate property, plant, and equipment--net, and intangibles--net	5,072	3,926	7,438
Other unallocated assets	53,004	49,966	56,538
Consolidated total assets	$533,723	$550,664	$563,435

</Table>

Differences between total depreciation and amortization and capital expenditures of reportable segments and the corresponding consolidated amounts are due to unallocated corporate amounts.

One customer accounted for more than ten percent of consolidated net sales, impacting both the Aircraft Engine Controls and Industrial Controls segments, and totaled approximately $147,000 in 2000, $130,000 in 1999, and $76,500 in 1998.

External net sales by geographical area, as determined by the location of the

customer invoiced, were as follows:

<Table>
<Caption>

YEAR ENDED SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
United States	$372,773	$350,999	$271,265
Other countries	224,612	245,905	219,211
	$597,385	$596,904	$490,476

</Table>

Property, plant, and equipment--net by geographical area, as determined by the
physical location of the assets, were as follows:

<Table>
<Caption>

AT SEPTEMBER 30,	2000	1999	1998
<S>	<C>	<C>	<C>
United States	$105,725	$106,325	$111,478
Other countries	16,733	17,797	18,574
	$122,458	$124,122	$130,052

</Table>

<Page>

Management's Responsibility for Financial Statements

Management is responsible for the accompanying financial statements and believes
that the financial statements accurately and consistently present the financial
position, results of operations, and cash flows of the company in accordance
with generally accepted accounting principles.

Management makes what it believes to be reasonable and prudent judgments and
estimates where necessary, and has a system of internal accounting controls
designed to provide reasonable assurance that its financial records are
accurate, assets are safeguarded, and transactions are executed in accordance
with management's authorizations. Self-monitoring of the internal accounting
control system, along with selective testing, is a part of our control
environment. Corrective actions are taken whenever deficiencies in our internal
accounting control system are identified.

PricewaterhouseCoopers LLP, the company's independent accountants, audits the
company's financial statements in accordance with generally accepted auditing
standards. Their report on these financial statements is presented below.

The audit committee of the company's Board of Directors, which consists of
directors who are not officers or employees of the company, meets with
management and PricewaterhouseCoopers LLP to review and discuss the audited
financial statements, along with other matters.

John A. Halbrook
Chairman and
Chief Executive Officer

Stephen P. Carter
Vice President,
Chief Financial Officer and Treasurer

Report of Independent Accountants

To Board of Directors and Shareholders
Woodward Governor Company

In our opinion, the accompanying consolidated balance sheets and the related
statements of consolidated earnings, shareholders' equity and cash flows present
fairly, in all material respects, the financial position of Woodward Governor
Company and its subsidiaries at September 30, 2000 and 1999, and the results of
their operations and their cash flows for each of the three years in the period
ended September 30, 2000, in conformity with accounting principles generally
accepted in the United States of America. These financial statements are the
responsibility of the Company's management; our responsibility is to express an
opinion on these financial statements based on our audits. We conducted our
audits of these statements in accordance with auditing standards generally
accepted in the United States of America, which require that we plan and perform
the audit to obtain reasonable assurance about whether the financial statements
are free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements,
assessing the accounting principles used and significant estimates made by
management, and evaluating the overall financial statement presentation. We
believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, as of October
1, 1998, the Company changed from depreciating newly-acquired assets using
principally accelerated methods to the straight-line method.

PricewaterhouseCoopers LLP
Chicago, Illinois
November 8, 2000

<Page>

Selected Quarterly Financial Data

(Unaudited)

<Table>
<Caption>

(In thousands except per share data)	2000 FISCAL QUARTERS				1999 FISCAL QUARTERS			
	FIRST	SECOND	THIRD	FOURTH	FIRST	SECOND	THIRD	FOURTH
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Net sales	$133,592	$149,085	$155,496	$159,212	$144,908	$144,408	$139,239	$168,349
Gross profit*	33,939	32,745	38,779	38,384	34,893	36,844	38,994	49,052
Net earnings	6,007	5,372	26,165***	9,432	5,204	2,064**	8,079	15,482
Net earnings per basic share	0.53	0.48	2.33***	0.84	0.46	0.18**	0.72	1.37
Net earnings per diluted share	0.53	0.48	2.32***	0.83	0.46	0.18**	0.72	1.37
Cash dividends per share	0.2325	0.2325	0.2325	0.2325	0.2325	0.2325	0.2325	0.2325
Common stock price per share								
High	$ 28.50	$ 27.38	$ 28.50	$ 45.00	$ 25.56	$ 25.50	$ 27.25	$ 26.63
Low	24.50	21.88	21.75	26.88	20.00	20.50	23.00	24.00
Close	27.50	23.00	28.31	44.56	22.00	25.00	26.00	24.94

</Table>

*Gross profit represents net sales less cost of goods sold as reported in our
statements of consolidated earnings.

**We incurred restructuring expense, net of tax, of $4,904 in the second quarter
1999. Without this restructuring expense, our net earnings in the second quarter
1999 would have been $6,968 or $0.62 per basic and diluted share.

*** We sold our turbine retrofit business for a gain, net of tax, of $17,203 in
the third quarter 2000. Without this gain, our net earnings in the third quarter
2000 would have been $8,962 or $0.80 per basic share and $0.79 per diluted
share.

Cautionary Statement

This annual report contains forward-looking statements, including financial
projections, our plans and objectives for future operations, expectations of
future economic performance, and various other assumptions relating to the
future. While such statements reflect our current expectations, all such
statements involve risks and uncertainties. Actual results could differ
materially from projections or any other forward-looking statement. Important
factors that could cause results to differ materially from those projected or
otherwise stated include the following: unanticipated global or regional
economic developments, particularly in, but not limited to, Asia, Europe, and
the United States; changes in business cycles of particular industries served by
our company, primarily OEMs of aircraft engines, both commercial and military,
and industrial engines and turbines, particularly in power generation,
transportation, and process industries markets; fluctuations in currency
exchange rates of U.S. and foreign countries, primarily those located in Europe
and Asia; fluctuations in interest rates, primarily LIBOR, which affect the cost
of borrowing under our existing term note and line of credit facilities; timing
and acceptance of new products and product enhancements, including, but not
limited to, products that integrate fuel technologies of a recent alliance
partner, and ignition products of the recently-acquired company and under a
recent license agreement; competitor actions that adversely impact our orders or
pricing, including, but not limited to, aftermarket sales; adverse changes in
the business acquisition climate; effects of any business acquisitions
or divestitures; changes in U.S. and other country laws and regulations
involving acquisitions, the environment, and taxes; relative success of quality
and productivity initiatives, such as the Six Sigma initiative and supplier
designation levels with key customers; unanticipated problems associated with
implementing our e-Business strategy; the outlook for GENXON products and
markets and its funding requirements; and unusual or extraordinary events or
developments involving litigation or other potential liabilities.

36

<Page>

Summary of Operations/Eleven-Year Record

(In thousands of dollars except per share amounts)

Net Sales, Net Earnings, and Dividends FOR THE YEAR ENDED SEPTEMBER 30,

<Table>
<Caption>

| | | | Net Earnings (Loss) | | | | |
Year	Net Sales	Amount	Per Basic Share	Per Diluted Share	% of Sales	% of Beginning Shareholders' Equity	Cash Dividends Per Share
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
2000	$597,385	$46,976***	$4.17***	$4.15***	7.9	19.4	$ 0.93
1999	596,904	30,829	2.74	2.73	5.2	14.0	0.93
1998	490,476	21,592	1.90	1.90	4.4	10.3	0.93
1997	442,216	18,140	1.58	1.57	4.1	8.7	0.93
1996	417,290	22,178	1.92	1.92	5.3	11.2	0.93
1995	379,736	11,936	1.03	1.03	3.1	6.2	0.93
1994	333,207	(3,273)	(0.28)	(0.28)	(1.0)	(1.6)	0.93
1993	331,156	13,389**	1.13**	1.13**	4.0	6.1	0.93
1992	374,173	20,212	1.81	1.81	5.4	9.7	0.92
1991	361,924	24,293	2.22	2.22	6.7	12.5	0.92
1990	340,128	29,439	2.68	2.68	8.7	17.0	0.84

<Caption>

Financial Position AT SEPTEMBER 30,

| | | | | | Shareholders' Equity | | % of |
Year	Working Capital	Total Assets	Long-term Debt	Total Debt	Amount	Per Diluted Share	Debt to Debt-Equity
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
2000	$100,836	$533,723	$ 74,500	$118,284	$275,624	$24.35	30.0
1999	124,392	550,664	139,000	180,953	241,992	21.43	42.8
1998	119,506	563,435	175,685	213,645	220,102	19.34	49.3
1997	124,827	348,110	17,717	30,604	210,614	18.27	12.7
1996	121,103	348,798	22,696	42,868	207,995	18.01	17.1
1995	116,364	349,599	27,796	62,960	197,903	17.05	24.1
1994	113,751	323,318	32,665	61,591	193,846	16.57	24.1
1993	107,809	332,461	36,246	58,258	206,222	17.36	22.0
1992	103,818	331,653	40,135	64,375	219,690	18.48	22.7
1991	105,213	306,534	17,300	50,132	208,564	19.02	19.4
1990	115,737	269,221	18,700	20,000	194,081	17.70	09.3

<Caption>

Other Selected Data FOR THE YEAR ENDED SEPTEMBER 30,   AT SEPTEMBER 30,
----

Year	Depreciation Expense	Amortization Expense	EBITDA*	Effective Income Tax Rate (%)	Capital Expenditures	Weighted-Average Diluted Shares Outstanding	Worker Members	Registered Shareholder Members
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
2000	$24,001	$6,418	$114,638 ***	36.6	$27,416	11,318,000	3,302	1,742
1999	25,267	6,769	95,174	39.7	22,789	11,292,000	3,791	1,866
1998	23,715	2,927	67,699	40.5	20,862	11,379,000	3,994	1,907
1997	21,854	983	55,884	38.6	21,152	11,525,000	3,246	1,994
1996	22,786	608	61,075	37.0	21,163	11,570,000	3,211	2,029

1995	23,334	452	47,239	40.9	18,988	11,623,000	3,071	2,179
1994	26,114	500	24,652	37.0	16,515	11,765,000	3,439	2,256
1993	24,837	419	50,314 **	42.0	18,335	11,889,000	3,264	2,301
1992	22,241	--	57,260	38.7	52,684	11,179,000	3,632	2,301
1991	18,236	--	58,727	36.1	33,075	10,967,000	3,953	2,303
1990	15,397	--	62,685	36.3	22,057	10,966,000	3,673	2,209

</Table>

----
* EBITDA represents earnings before interest (expense and income), income taxes, depreciation, and amortization.

** Net earnings and EBITDA for 1993 is before cumulative effect of accounting changes.

*** Net earnings and EBITDA for 2000 includes a gain from the sale of business of $25,500 before income taxes and $17,082 after income taxes, or $1.52 per basic share and $1.51 per diluted share.